NORTH AMERICAN ENERGY PARTNERS INC.

Annual Meeting of Shareholders of

North American Energy Partners Inc. (the “Corporation”)

September 19, 2007

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations

Section 11.3

MATTERS VOTED UPON

Description of Matter Voted Upon	Outcome of Vote

1.      The election of the following persons as directors of the Corporation to hold office until the next annual meeting of shareholders or until their successors are elected or appointed:

         Ronald A. McIntosh

         Rodney J. Ruston

         George Brokaw

         John A. Brussa

         Peter Tomsett

         John D. Hawkins

         William C. Oehmig

         Allen Sello

         K. Rick Turner

Carried by a majority of shareholders (on a show of hands)

2.      The appointment of KPMG LLP as auditors of the Corporation to hold office until the close of the next annual meeting of shareholders or until their successors are appointed and the authorization of the directors to fix their remuneration.

Carried by a majority of shareholders (on a show of hands)